Gabelli International Growth Fund, Inc.
                              One Corporate Center
                            Rye, New York 10580-1422

April 27, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Re:      Gabelli International Growth Fund, Inc.
         Post-Effective Amendment No. 14
         Registration Nos. 033-79994, 811-08560
         --------------------------------------

Ladies and Gentlemen:

This letter is provided to the Securities and Exchange Commission (the "Commission") in connection with the above-referenced filing made by Gabelli International Growth Fund, Inc. (the "Company").

The Company acknowledges that the disclosure in the filing is the Company's responsibility. The Company acknowledges that the fact that the staff of the Commission gave comments on the filing does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the staff in giving comments on the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

GABELLI INTERNATIONAL GROWTH FUND, INC.

By:  /s/ Bruce N. Alpert
    --------------------------------
Name:    Bruce N. Alpert
Title:   President and Treasurer